SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2*)


                          EXIDE ELECTRONICS GROUP, INC.
                            (Name of Subject Company)


                          EXIDE ELECTRONICS GROUP, INC.
                        (Name of Person Filing Statement)


                      Common Stock, Par Value $.01 Per Share
                 (and Associated Preferred Stock Purchase Rights)
                          (Title of Class of Securities)

                                  302052 6 10 5
                      (CUSIP Number of Class of Securities)


                   Warrants to Purchase Shares of Common Stock
                          (Title of Class of Securities)

                                  302052 6 11 3
                      (CUSIP Number of Class of Securities)


                            Nicholas J. Costanza, Esq.
                  Vice President, Chief Administrative Officer,
                          General Counsel and Secretary
                          Exide Electronics Group, Inc.
                               8609 Six Forks Road
                          Raleigh, North Carolina  27615
                                  (919) 872-3020
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    on Behalf of the Person Filing Statement)

                                     COPY TO:

                               David M. Silk, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000







         _____________________
         *    Constituting final amendment.







         ITEM 1.   SECURITY AND SUBJECT COMPANY.

                   This Amendment No. 2 to Schedule 14D-9 Solicitation/ Recommendation Statement amends and supplements the Schedule 14D-9 Solicitation/Recommendation Statement (as amended or supplemented from time to time, the "Schedule 14D-9") filed by Exide Electronics Group, Inc. (the "Company") with the Securi-ties and Exchange Commission (the "Commission") on October 20, 1997. This Schedule 14D-9 is related to the BTR Offer.


         ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

                   On November 18, 1997, Parent announced that the Purchaser has accepted for payment and will purchase, as soon as practicable, all Shares tendered pursuant to the BTR Offer. The BTR Offer expired as scheduled at midnight, New York City time, on November 17, 1997.

                   According to the depository for the BTR Offer, at the expiration of the BTR Offer, a preliminary count indicated that 11,261,156 shares of Common Stock (including 214,767 shares tendered by guaranteed delivery) and Warrants to purchase an additional 278,743 shares of Common Stock had been validly ten-dered and not withdrawn pursuant to the BTR Offer. The ten-dered Shares represent approximately 90% of the shares of Com-mon Stock on a fully diluted basis. Parent announced that, in accordance with the terms of the Merger Agreement, it will ac-quire the remaining outstanding shares of Common Stock by merg-ing the Purchaser into the Company, without a meeting or vote of shareholders of the Company, pursuant to the provisions of the General Corporation Law of the State of Delaware. It is anticipated that such merger will occur on November 19, 1997.







                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       EXIDE ELECTRONICS GROUP, INC.



                                       By:   /s/ Marty R. Kittrell
                                          Name:  Marty R. Kittrell
                                          Title: Vice President and
                                                 Chief Financial
                                                 Officer



         Dated: November 18, 1997